US DATA
                                   AUTHORITY



September 6, 2001

Jennifer Bowes
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                      VIA EDGAR AND FACSIMILE TRANSMISSION
                                 (202) 942-9528

Re:  US Data Authority, Inc.
       Withdrawal of Registration Statement on Form S-8
       File No. 333-69016

Ladies and Gentlemen:

     US Data Authority, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-69016), originally filed with the Securities and Exchange Commission on September 5, 2001.

     The Company requests this withdrawal because the Board of Directors has proposed amending the agreements which formed the basis for this registration statement.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned at
(561) 368-0032.

Sincerely,


/s/ Dominick F. Maggio
----------------
Dominick F. Maggio
Executive Vice President/COO



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       3500 NW Boca Raton Boulevard o Building 811 o Boca Raton, Fl 33431
              PHONE: 561.322.4300 Fax: 561.395.5425 o www.usda.net

                     "All bandwidth is NOT created equal" TM
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   USDATA AUTHORITY is a publicly held company traded under the symbol "USDA"